Exhibit 99.1

QPLAY Launches Co-Marketing Initiative with InPlay Cricket App and CricketNews.com Website

Cricket Predictive App "InPlay Cricket" and Website "CricketNews.Com" To Co-Promote with QPLAY During Men's T20 World Cup Tournament Running October 16 to November 13, 2022

TORONTO and MUMBAI, India, Oct. 17, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) announced today that The Q India, via its recently announced app QPLAY, has secured a co-marketing agreement with Cricket Predictive App "InPlay Cricket" and its affiliated website CricketNews.com.  The co-marketing effort has been launched during the Men's T20 World Cup, one of the most important and popular cricket competitions of the year.  The co-marketing effort will see QPlay advertised and marketed on the InPlay Cricket app and on CricketNews.com. In return, the two cricket products will be similarly advertised across QPLAY's five channels, with a particular emphasis on the recently launched QGameX. The parties will share all revenue generated via the co-marketing efforts on an affiliate basis.

Cricket is by far the most popular sport among India's population of 1.4 billion people and is often referred to as a "religion" in the country due to the extraordinary level of interest.  The InPlay Cricket Predictive App allows users to predict fixture results with prizes offered for correct guesses. CricketNews.com is an all-encompassing site for cricket news and will feature daily stories and updates on this year's T20 World Cup, set in the host country of Australia.

Q PLAY currently carries The Q (flagship mass entertainment Hindi channel), The Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and the most recently launched QGameX (live gaming). All channels feature content that is based upon The Q's unique programming approach, which highlights the best content from social media creators and digital media stars. The free app will be offered from the Google Play store & App Store and directly on Smart TV's and mobile devices.

Commenting on the co-marketing agreement, QYOU Media CEO and Co-Founder Curt Marvis, said, "One cannot understate how obsessive the country of India is about cricket.  It seems to capture the attention and passion of the entire nation.  We could not imagine a better category to begin drawing attention to QPLAY and our brand than by tapping into that world with an app and website made specifically for cricket fans, particularly during the T20 tournament.  We believe a channel like QGameX along with all of our channels featuring content from digital and social stars will resonate with these massive audiences.  We look forward to driving downloads, traffic and revenue along the way as we begin our move into the Direct to Consumer market in India."

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram:  http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

QYOU Media logo (CNW Group/QYOU Media Inc.)

INPLAY Cricket App logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/17/c2496.html

%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com

CO: QYOU Media Inc.

CNW 08:05e 17-OCT-22